Filed Pursuant to Rule 424(b)(3)

File No. 333-139679

PROSPECTUS SUPPLEMENT NO. 7

To Prospectus dated June 8, 2007,

declared effective June 8, 2007

91,210,822 Shares

COMBIMATRIX CORPORATION

Split Off from Acacia Research Corporation

This Prospectus Supplement No. 7, dated September 25, 2007, supplements our prospectus dated June 8, 2007, relating to the offer of up to 91,210,822 shares of our common stock in connection with the redemption by Acacia Research Corporation of Acacia Research-CombiMatrix common stock for our common stock.

Following the redemption of every ten (10) shares of Acacia Research-CombiMatrix common stock for one share of our common stock on August 15, 2007, we had 5,987,515 shares of our common stock issued and outstanding, all of which were issued pursuant to this prospectus.  The total liability for fractional share payments is immaterial.

All of the options were terminated, and we are no longer offering the common stock underlying those options pursuant to this prospectus.  Further, as a result of the redemption, there are outstanding warrants entitling their holders to purchase an aggregate of 2,383,865 shares of our common stock at a weighted average exercise price of approximately $8.63 per share, ranging from $5.50 to $27.50 per share.

Consequently, as of August 15, 2007, the total number of shares of our common stock continuing to be offered under this prospectus is 2,383,865.

You should read this Prospectus Supplement No. 7 in conjunction with the Prospectus. This Prospectus Supplement No. 7 is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This Prospectus Supplement No. 7 is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement No. 7 supersedes information contained in the Prospectus.

The date of this prospectus supplement is September 26, 2007